[execution copy]

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

                          NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:             Farmers Investment Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                  Two International Place
                  Boston, Massachusetts 02109

Telephone Number (including area code): (617) 295-2567

Name and address of agent for service of process:

                  Thomas F. McDonough
                  Two International Place
                  Boston, Massachusetts 02109

Check Appropriate Box:

         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                   YES       X               NO
                             -------                   -----

         A copy of the Agreement and Declaration of Trust of Farmers Investment Trust is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as officer and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets of the Trust.

         Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and The Commonwealth of Massachusetts on the 30th day of October, 1998.

                                    Farmers Investment Trust


                                    By:     /s/Caroline Pearson
                                            -------------------
                                            Caroline Pearson
                                            Secretary


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